UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174

                                  212-885-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 58446J 10 8            13D                    Page 2 of 5 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Norton Herrick
     c/o The Herrick Company, Inc.
     2 Ridgedale Avenue, P.O. Box 214
     Cedar Knolls, New Jersey 07927-0214
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     N/A
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     United States of America
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               7.       Sole Voting Power
 Number of
   Shares       18,204,839 (Includes 12,054,625 shares issuable upon
Beneficially    exercise or conversion of warrants, options and preferred stock)
  Owned by    -----------------------------------------------------------------
    Each       8.       Shared Voting Power
 Reporting
Person With             0
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  9. Sole Dispositive Power

      18,204,839 (Includes 12,054,625 shares issuable upon exercise or conversion of warrants, options and preferred stock)
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 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

      18,204,839 (includes 12,054,625 shares issuable upon exercise or conversion of warrants, options, preferred stock and convertible debt)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
     N/A
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13. Percent of Class Represented by Amount in Row (11)

     38.4%
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14. Type of Reporting Person (See Instructions)

    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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  CUSIP No. 58446J 10 8            13D                    Page 3 of 5 Pages
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      This Amendment No. 19 (this "Amendment") amends and supplements the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report that the Reporting Person has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner. Except as set forth herein, there are no other changes to the
Schedule 13D as previously amended.

Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 18,204,839 (1) shares of Common Stock, which represents approximately 38.4% of the shares of Common Stock outstanding as of April 1, 2005. The shares of Common Stock beneficially owned by the Reporting Person include:

            (i)   13,151,460 (2) shares held directly by the Reporting Person;
                  and

            (ii) 5,053,379 (3) shares held by Huntingdon Corporation ("Huntingdon").

      (b) The number of shares of Common Stock as to which the Reporting Person has

            (i)   sole power to vote or direct the vote is 18,204,839 (4)

            (ii)  shared power to vote or direct the vote is 0

            (iii) sole power to dispose or direct the disposition is
                  18,204,839 (5)

            (iv)  shared power to dispose or direct the disposition is 0

      (c) Set forth below are transactions with respect to securities of the Company effected in the 60 days prior to this Amendment, as to which the Reporting Person is the beneficial owner.

      On March 19, 2005, the Reporting Person converted $1,068,400 stated capital of Series A Convertible Preferred Stock of the Company into 1,907,857

(1) Includes the Reporting Person's right to acquire 12,054,625 shares of Common Stock issuable upon the exercise or conversion of warrants, options and preferred stock, of which 8,136,812 shares of Common Stock are issuable upon conversion of preferred stock which the Company has agreed to redeem no later than June 1, 2005.


(2) Includes the Reporting Person's rights to acquire 7,001,246 shares of Common Stock issuable upon the exercise or conversion of warrants, options and preferred stock, of which 4,071,043 shares of Common Stock are issuable upon conversion of preferred stock which the Company has agreed to redeem no later than June 1, 2005.


(3) Represents the Reporting Person's right to acquire 5,053,379 shares of Common Stock issuable upon the exercise of warrants and conversion of preferred stock, of which 4,065,769 shares of Common Stock are issuable upon conversion of preferred stock which the Company has agreed to redeem no later than June 1, 2005.


(4) Includes the Reporting Person's right to acquire 12,054,625 shares of Common Stock issuable upon exercise or conversion of warrants, options and preferred stock, of which 4,071,043 shares of Common Stock are issuable upon conversion of preferred stock which the Company has agreed to redeem no later than June 1, 2005.


(5) Includes the Reporting Person's right to acquire 12,054,625 shares of Common Stock issuable upon exercise or conversion of warrants, options and preferred stock, of which 4,071,043 shares of Common Stock are issuable upon conversion of preferred stock which the Company has agreed to redeem no later than June 1, 2005.

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  CUSIP No. 58446J 10 8            13D                    Page 4 of 5 Pages
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shares of Common Stock and $2,484,250 principal amount of convertible notes into an aggregate of 4,436,160 shares of Common Stock, all in accordance with their respective terms of the preferred stock and notes.

      On March 19, 2005, Huntingdon converted $3,300,000 principal amount of convertible notes into an aggregate of 5,892,856 shares of Common Stock in accordance with the terms of the notes.

      On March 21, 2005, the Reporting Person sold an aggregate of 3,198,053 shares of Common Stock and warrants to purchase an aggregate of 1,599,027 shares of Common Stock in private sales for proceeds of $1,758,929.

      On March 21, 2005, Huntingdon sold an aggregate of 5,892,856 shares of Common Stock and warrants to purchase 2,946,428 shares of Common Stock in private sales for proceeds of $3,241,071.

      From March 21, 2005 through April 1, 2005, Huntingdon distributed warrants to purchase 4,625,000 shares of Common Stock to the Reporting Person, its sole stockholder.

      From March 21, 2005 through April 1, 2005, the Reporting Person gifted warrants to purchase an aggregate of 4,625,000 shares of Common Stock to his three emancipated adult sons.

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  CUSIP No. 58446J 10 8            13D                    Page 5 of 5 Pages
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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 19 is true, complete and correct.



Date:    April 1, 2005

     /s/ Norton Herrick
         -------------------
         Norton Herrick




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